Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2011

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$5,618
Plus:
Interest included in expense(b)	10,721
One-third of rental expense(c)	153
Adjusted “earnings”	$16,492

Fixed charges:
Interest included in expense(b)	$10,721
Interest capitalized	19
One-third of rental expense(c)	153
Total fixed charges	$10,893

Ratio of earnings to fixed charges	1.51

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.